VivoPower International PLC

The Scalpel

18th Floor, 52 Lime Street

London EC3M 7AF

United Kingdom

March 26, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cheryl Brown, Daniel Morris

Re:	VivoPower International PLC
Registration Statement on Form F-3
Filed March 26, 2024
File No. 333-276509
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, VivoPower International PLC, a public limited company incorporated under the laws of England and Wales (the “Registrant”), hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form F-3, as amended  (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 4:00 p.m., Eastern time, on Wednesday, March 27, 2024, or as soon thereafter as practicable.

Please call Sarah Ross (212 819 7637) of White & Case LLP, counsel to the Registrant, with any comments or questions regarding this matter and when this request for acceleration has been granted.

.

Very truly yours, VIVOPOWER INTERNATIONAL PLC /s/ Kevin Chin Kevin Chin Chief Executive Officer

cc:	VivoPower International PLC

Kevin Chin

Philip Wray

White & Case LLP

Elliott Smith

Sarah Ross

PKF Littlejohn LLP

Daniel Hutson